UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


*  *  *  *  *  *  *  *  *  *  *  *  *
In the Matter of                    *
                                    *
ENTERGY CORPORATION                 *    CERTIFICATE
                                    *    PURSUANT TO RULE 24
File No. 70-9723                    *
                                    *
(Public Utility Holding Company     *
Act of 1935)                        *
*  *  *  *  *  *  *  *  *  *  *  *  *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission ("SEC") under the Public Utility Holding

Company Act of 1935, as amended ("Act"), as modified by the

application-declaration in the above referenced file (the

"Application Declaration") and the related order dated January 5,

2001 ("January 2001 Order"), this is to certify that no

transactions were carried out during the period commencing April

1, 2002 and ending June 30, 2002 by Entergy Corporation and its

Nonutility Companies,1 pursuant to the authorization of the SEC under the January 2001 Order.

     IN WITNESS WHEREOF, the undersigned company has caused this certificate to be filed this 28th day of August, 2002.



ENTERGY CORPORATION



By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer
_______________________________
1  Nonutility Companies are defined in the Application
   Declaration as New Subsidiaries, "exempt wholesale generators" ("EWGs"), "foreign utility companies ("FUCOs"), "exempt telecommunications companies" ("ETCs"), Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and O&M
   Subs) which Entergy is authorized or by rule permitted to acquire and own.